Filed by Ackrell SPAC Partners I Co.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ackrell SPAC Partners I Co.

Commission File No.: 001- 39821

Date: January 12, 2022

TRANSCRIPT OF INVESTOR PRESENTATION CONCERNING BLACKSTONE PRODUCTS

Bruce Williams, ICR:

Okay. I want to welcome everyone to the Blackstone Products presentation. My name is Bruce Williams from ICR and I'll be introducing the company. Blackstone Products is fundamentally redefining how people cook outdoors. The company specializes in outdoor griddles, which allow users to cook a wide variety of foods faster and more often. Blackstone's robust product line features innovative and easy to use griddles, accessories and consumables, that enhance outdoor cooking and make it more enjoyable and accessible to all for every meal. Blackstone believes in helping people create an experience with food that brings family and friends together.

Bruce Williams, ICR:

I'm pleased to have with us, Roger Dahle, CEO and James McCormick, CFO, that will take you through the Blackstone story. Roger, take it away.

Roger Dahle, Blackstone:

Thank you, Bruce and we welcome you to our presentation this morning. We thought it might be best to start off to show a quick video and it really defines and shows what we do and who we are. So Garrett, if you would roll that please.

VIDEO:

That's the sound you crave and the outdoor cooking fun and flavor you can't get with anything else, only on a Blackstone, the original flat top griddle. With more than 5 million griddles sold, Blackstone is the way America cooks outdoors. Blackstone means variety. You can cook everything you can cook on a traditional grill and a thousand things you can't. Want an incredible breakfast, how about lunch or dinner? The solid steel flat top infuses the flavors and you've got enough surface to cook for the hungriest army. Blackstone has it all. Pick the size and style that's perfect for you. From tailgating to the patio and even on the go adventures. There's even Blackstone's with built in air fryers. Talk about variety. If it's not a Blackstone, it's not a griddle. Cook anything anytime, anywhere, on a Blackstone. Go wherever griddles are sold or log on to BlackstoneProducts.com and see the full line of Blackstones.

Roger Dahle, Blackstone:

That was a quick video that shows a little bit about our product line and why we and how we are different from traditional outdoor cooking. We're not a gas grill company, we're not a charcoal company, we're not a pellet grill company, we're a griddle company and what we found is that by allowing the customers to use something they're very familiar with, they cook a much wider variety of food outside and they use it a lot more often.

Roger Dahle, Blackstone:

A little bit about our company. We're going to end the year at over $458 million in revenue. We had really strong fourth quarter and we'll be posting those numbers within the normal timeframes. Next year we're targeting just over $600 million in revenue, so our top line growth continues to be very strong. We're a very patent driven company. We have over 24 registered and 30 in the lines to be patented, so we have a lot of innovation that we bring to the table. Our product mainly consists of the appliances or the griddles and we have griddles that start at 17 inches and go on the table top, all the way up to the 36 inch griddle that you see here and we have accessories that go with those griddles. We have consumables and we also have tools, covers, lids, scrapers, different things like that, that go with the griddle. We go to market in the United States through big box retail, all the way from Walmart and Lowes, down to independent Ace Hardware dealers and everybody in between.

Roger Dahle, Blackstone:

It's a great time to be at Blackstone. Our market potential is huge right now. We're just really getting started and most people still have not heard of our brand or of our product, which is great because that just shows our market opportunity in the United States. Also internationally, we're really excited about that, we're just getting started this year and the international market is about the same size as the US market, so a lot of white space for growth for Blackstone right now. Little bit, some highlights, some investment highlights. At Blackstone, we didn't invent the griddles, but we absolutely were the first company to take it to the backyard. As a result we have over 80% market share in griddle category in the backyard, lawn and garden departments and in some sporting goods departments. What's happened is we've become a very passionate lifestyle brand. Our customers are so engaged with their Blackstones because of the food they can cook, the times they can cook it, where they can cook it and the variety of food that they can cook. We'll get into that a little bit more later. We have a lot of new product that comes to market. We have great historical financial performance, a lot of white space for growth, as I mentioned and a very, very passionate management team. We love what we do at Blackstone.

Roger Dahle, Blackstone:

This picture right here on the left is a 36 inch griddle with a very innovative new product development in it. If you look at those drawers in the middle of the unit, underneath the burner knobs, those are actually air fryers and two of those are air fryer drawers that you can cook food in. The third drawer is a warming drawer. We were the first company to take the number one indoor cooking appliance, which is air fryers and marry that with an outdoor cooking product with our griddles and we've had tremendous success with that. The accessories that you can see on top is just a small sampling of a lot of the accessories that go with our products. Pictures on the right, I love these pictures because these are actually customers who bought our product. They liked it so much, they took a picture of them using it and then sent us the picture and that just shows you the engagement, the places people cook, the wide variety of food that they cook and the huge demographics that we have. People, they get their Blackstone, they take it home, they start cooking on it, they can't wait to share with family and friends.

Roger Dahle, Blackstone:

One thing that's interesting about our product line, the griddles right now account for about 75% of our revenue and our accessories are at 25%, but the biggest note that you should make here is the fact that our attachment rate is by far industry leading. We have goals for '22 and beyond to get up to a seven to one type of attachment rate. Right now we're coming in at about a six to one attachment rate. For every one griddle, we're selling six accessories to go with our products and the accessories, as I mentioned, are broken into tools and consumables. Our consumables are coming on very, very strong, which is great because it's repeat business, good margin and continues to drive our branding.

Roger Dahle, Blackstone:

Our product portfolio is really wide and one of the things we do at Blackstone is really try to understand who is buying our product. Why are they buying it? Where do they want to use it? Where do they want to buy the product and the price points, how they differentiate? This does two things for us. Number one, it keeps us in touch with people making the decisions, those people who are buying our goods and number two, it also helps with our go to market strategy. We're able because of our wide lineup, we're able to offer Walmart, Lowes, differentiated products so that they don't have to compete in the marketplace too aggressively and it gives them some exclusives and it really helps our go to market strategy with our customers.

Roger Dahle, Blackstone:

A little bit about social media and this is something that's just been phenomenal. The five people on the left were social influencers who were engaged with our product before we met them and one thing led to another and we ended up hiring these folks to work for us full time. We have a live demonstrator and he goes around the country and demonstrates at Walmart stores and Lowes stores, different places, grand openings. We do that every year. We call it the griddle more tour and we have huge engagement with these folks. Bruce Mitchell on the bottom, came to us from the Discovery Channel and he was on Swamp People and now we've actually filmed over 10 30-minute episodes with Bruce and that's live streaming right now on Roku and Amazon Firestick. If you look at our engagement on social media, on TikTok right now we've got over 550 million views on TikTok alone. Facebook, over one and a half million end users who have joined users groups. All of this has been organic. It just goes to show a little tiny bit of how passionately engaged our customers are with the product.

Roger Dahle, Blackstone:

A little bit more differentiation about why a griddle and what makes it so different. First off, it cooks all three meals. We really claim that as something that's different and unique about a griddle, as opposed to a gas, charcoal or pellet grill and it cooks them better. It cooks them faster and it's really fun. Just think of going to a Teppan Yaki style restaurant, where you sit around and you watch the chef cook. Number one, he cooks the whole meal in front of you, vegetables, fried rice, steak, chicken, seafood. You can't cook that kind of food on a regular gas grill or a charcoal grill, but on a griddle you can cook everything. As a result of being able to cook all three meals, our customers are engaged with our product on a much higher usage than traditional gas or charcoal grills.

Roger Dahle, Blackstone:

This talks a little bit about our customer relationships at retail. Walmart's our biggest customer and Lowe's is coming on strong. Amazon is also one of our top three customers. Then we also target other key retailers like Dick's Sporting Goods is kind of the leader in outdoor sporting goods. Sportsman's Warehouse, Cabella's, Bass Pro, get us into the hunting, camping, fishing. We have customers like Camping World who get us in the RV business. Tractor Supply gets us into farm and fleet and we value our retail customer relationships and work hard to maintain those.

Roger Dahle, Blackstone:

How's Blackstone going to continue to grow, is really what we're explaining on this page right here. The first way is further market penetration in the United States and getting to the point where we have much higher household penetration and our customers will continue to grow with us, our retail customers, as they continue to add more SKUs. I talked about our accessory attachment. If they have four griddles that they're selling on their floor, they better have 32 accessories to go with those, unique accessories and that's how we're going to get our growth here in the US. Internationally, we're just getting started overseas and we're excited about that. New product development is a big part of Blackstone. We have a lot of new products coming down the pipeline, we'll get into some higher average selling points as well. Then direct to consumer, it's been a very small percentage of our business, but something we're going to focus on and over the next couple of years we'll increase our direct to consumer business as well.

Roger Dahle, Blackstone:

A little bit more about our engagement on social media. If you look at the chart on the left, Blackstone actually gets searched on Amazon more than Weber and Traeger combined. It's an amazing statistic that we have right now. If you look at how our social media growth is, the trajectory that we're on compared to Traeger and Weber and then just organic users. The reason why that this is happening is because people cook on a Blackstone a lot more often than they do a gas or charcoal grill or a pellet grill. Pellet grills tend to be an event where you cook something over a long period of time and the food is fantastic, it tastes phenomenal, but it might take eight hours to cook the food, so you just don't do that on Tuesday night, right? Same with gas and charcoal. They take a little more time for preparation and then it's the variety. So many more meals can be cooked on a griddle than can be cooked on the other units. That's why our customers are so engaged with our product.

Roger Dahle, Blackstone:

Little bit more about international expansion. We believe we can get that to at least 25% of our revenue over time. We know that we can do that because, number one, we look to Weber, they've got almost 50% of their revenue overseas and our product line, it really fits in well with a lot of international markets because the food that they eat is already cooked on a griddle. We don't have to really go and educate on how you use a gas grill or a charcoal grill or pellet grill. Everybody knows how to cook on a griddle in a lot of foreign countries, so we will have a lot of expansion overseas in the next couple of years.

Roger Dahle, Blackstone:

Little bit about our supply chain. That's a big topic right now on everybody's mind. We have a huge facility that's exclusive to Blackstone and they're continuing to add buildings. They're adding more paint lines and increasing production and capacity. Even with their massive capacity we still need more, so we will continue to expand into other Southeast Asian countries like Vietnam with griddles and also some more factories in mainland China and we're going down the road of doing some manufacturing in the United States on some griddles. On the accessories, we'll again, expand a little bit more in the US, into some other countries in Southeast Asia, like the Philippines and Cambodia. Anytime we move out of China, it does a couple of things. It just spreads us out a little better, also helps reduce the 25% tariff that we pay on our product lines. Under the consumables, they're all made in the US and we don't look to source those anywhere else.

Roger Dahle, Blackstone:

A little bit about our management team. Blackstone has a great culture. We're all heavily engaged in what we do. We love what we do. This is a fun company to work for. We get to cook food every day and it's amazing we all aren't huge and way overweight, but we love what we do. It's very engaging. It's a lot of fun. It's very satisfying. James McCormick just recently joined us as our new CFO and we're glad to have him on board. He's going to help make that transition from a private to public company, so we look for his leadership in that regard.

Roger Dahle, Blackstone:

Speaking of James, we have a couple of slides left that we'll go through some financials, so I'll let him run you through those.

James McCormick, Blackstone:

Thanks a lot Roger. As you can see, we have demonstrated strong historical growth, both from a revenue and profitability standpoint. This is reflected in the 72% revenue CAGR from 2016 to 2020 and also when we adjust for the impact of one off supplier price increases, gross profit grew at a 65% CAGR for the same period. We believe that gross margin percentage in 2020 is more representative of our baseline that we will build on over time and you can see that the free cash flow conversion percentage is very high, which shows that we are not a CapEx heavy business. We've demonstrated strong revenue momentum through the end of this year and this chart shows us that Blackstone is no longer a seasonal business. We've been successful at expanding the selling season, including creating national griddle week in April, supporting deer camp and tailgating activities in the fall and gift giving at Christmas time.

James McCormick, Blackstone:

With that, I'd like to turn it back over to you, Roger, for closing remarks.

Roger Dahle, Blackstone:

All right. Thanks James. Again, just to recap, Blackstone is a griddle company. We're coming on really, really strong in outdoor cooking. Our customers are extremely engaged. We have a great passionate community, so we're a very consumer driven brand and we are gaining a lot of market share right now and we will continue to do that. With that, if there's any questions, I don't know if we have time for questions or if we want to host any or if we want to get back to folks, but Bruce I'll let you guide us in that direction.

Bruce Williams, ICR:

Yes, there is a question in the queue. Curious your view of griddle unit and dollar share of the US outdoor market. How has it grown and where do you see it in a few years?

Roger Dahle, Blackstone:

Right now griddles are at about 8% total market share in the US. We see that growing to 16% over the next couple of years and I think that will continue to gain market share. We're doing two things. We're actually expanding the pie by bringing more users into this category. Cooking on a griddle is so fun and so easy, anybody can do it. Some other outdoor cooking products have been a little bit intimidating and it's kind of been a man thing. We're bringing a lot of females into the category and so we're helping to expand the pie and get it bigger and we're also disrupting a little bit of the traditional charcoal and gas market by bringing new users to griddles.

Bruce Williams, ICR:

Then two quick ones. What is the replacement cycle for your grills? Then if you can explain what occurred in 2018.

Roger Dahle, Blackstone:

Say that last part, Bruce, I'm sorry.

Bruce Williams, ICR:

What occurred in 2018? Can you explain the performance there?

Roger Dahle, Blackstone:

Yeah, as far as the earnings were concerned. Replacement cycle on a griddle is about four to five years. It's a little bit longer than the traditional gas grill. They're pretty heavy duty, tough built griddles. You really can't hurt the top of it, so they'll last a little bit longer. What we're finding on replacement that's kind of interesting and I think unique to Blackstone is, how many of our customers own multiple units. They'll own a 36 inch griddle for the patio. They'll get a tabletop unit when they want to go camping, hunting or they want to go to the soccer game and make hamburgers and hot dogs for the kids or fajitas, something really cool. Then when air fryers came out, we had multiple customers posting on social media about now I got to buy a new one. As we continue to innovate, we're getting people buying our newest versions and selling their current versions, so that's kind of a fun part.

Roger Dahle, Blackstone:

In 2018 and 2019, the factory which has been my partner and majority shareholder made the investment in the factory improvement and so there was a massive amount of money spent improving, enlarging and expanding the capacity of our factories and so as a result of that capital investment, our costs went higher those couple of years and then after that investment was put to bed, so to speak, our profitability came back. Again, we look at 2020 and this year as pretty normal years for us from a margin and earning standpoint.

Bruce Williams, ICR:

Great. Well, thank you guys for listening to the presentation and thank the management team for telling us the Blackstone story. Thanks everyone.

James McCormick, Blackstone:

Thank you.

Bruce Williams, ICR:

Thanks everyone.

Additional Information and Where to Find It

On December 23, 2021, Ackrell SPAC Partners I Co. (“Ackrell”) (Nasdaq: ACKIU), a publicly-traded special purpose acquisition company, announced that it had entered into a definitive business combination agreement (the “Business Combination Agreement”) with North Atlantic Imports, LLC, a Utah limited liability company d/b/a Blackstone Products (“Blackstone”), pursuant to which Blackstone would consummate a business combination transaction (the “Business Combination”) with Ackrell and become a Nasdaq-listed public company.

Ackrell intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of Ackrell and a prospectus in connection with the proposed business combination transaction, which will contain information about the proposed transaction and the respective businesses of Blackstone and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, Blackstone and the proposed Business Combination. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed Business Combination. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, https://www.ackrellspac.com.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Blackstone and Ackrell and the transactions contemplated by the Business Combination Agreement, and the parties’ perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the Business Combination, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Business Combination, revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Such forward-looking statements reflect Blackstone’s or Ackrell’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Any such forward-looking statements are subject to various risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, Blackstone, the combined company or other following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Ackrell, to obtain financing to complete the proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of Ackrell or Blackstone as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed Business Combination; (10) Blackstone’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) Blackstone’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market Blackstone intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) Blackstone’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect Blackstone’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with Blackstone in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of Blackstone’s major customers; (23) Blackstone’s ability to execute its business plans and strategy; (24) Blackstone’s ability to maintain sufficient inventory and meet customer demand; (25) Blackstone’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Ackrell. If any of these risks materialize or any of Ackrell’s or Blackstone’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Blackstone and Ackrell do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are referred to the most recent reports filed with the SEC by Ackrell. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Ackrell nor Blackstone undertakes the obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Information Sources; No Representations

The information in the Transcript does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Blackstone derived entirely from Blackstone. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the Transcript. To the fullest extent permitted by law in no circumstances will Ackrell or Blackstone, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Transcript, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Blackstone has been derived, directly or indirectly, exclusively from Blackstone and has not been independently verified by Ackrell. Neither the independent auditors of Ackrell nor the independent auditors of or Blackstone audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the Transcript and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the Transcript.

Participants in the Solicitation

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed Business Combination will be included in the definitive proxy statement/prospectus that Ackrell intends to file with the SEC. Readers are referred to the most recent reports filed with the SEC by Ackrell. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Ackrell undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Transcript shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. The Transcript shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.